SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1

(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)

MOBILEIRON, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

60739U204

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

(Continued on following pages)

CUSIP No. 60739U204	Schedule 13G	Page 2 of 12

1	Name of reporting person SEQUOIA CAPITAL XII, L.P. (“SC XII”)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 6,771,220
	7	Sole dispositive power 0
	8	Shared dispositive power 6,771,220
9	Aggregate amount beneficially owned by each reporting person 6,771,220
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 7.0%[1]
12	Type of reporting person PN

[1]	Based on a total of 96,056,561 shares outstanding as of October 31, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2017.

CUSIP No. 60739U204	Schedule 13G	Page 3 of 12

1	Name of reporting person SEQUOIA TECHNOLOGY PARTNERS XII, L.P. (“STP XII”)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 253,367
	7	Sole dispositive power 0
	8	Shared dispositive power 253,367
9	Aggregate amount beneficially owned by each reporting person 253,367
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 0.3%[1]
12	Type of reporting person PN

[1]	Based on a total of 96,056,561 shares outstanding as of October 31, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2017.

CUSIP No. 60739U204	Schedule 13G	Page 4 of 12

1	Name of reporting person SEQUOIA CAPITAL XII PRINCIPALS FUND, LLC (“SC XII PF”)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 723,688
	7	Sole dispositive power 0
	8	Shared dispositive power 723,688
9	Aggregate amount beneficially owned by each reporting person 723,688
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 0.8%[1]
12	Type of reporting person OO

[1]	Based on a total of 96,056,561 shares outstanding as of October 31, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2017.

CUSIP No. 60739U204	Schedule 13G	Page 5 of 12

1	Name of reporting person SC XII MANAGEMENT, LLC (“SC XII LLC”)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
6

Shared voting power

7,748,275 shares, of which 6,771,220 shares are directly held by SC XII, 253,367 shares are directly held by STP XII and 723,688 shares are directly held by SC XII PF. SC XII LLC is the General Partner of each of SC XII and STP XII, and the Managing Member of SC XII PF.

	7	Sole dispositive power 0
8

Shared voting power

7,748,275 shares, of which 6,771,220 shares are directly held by SC XII, 253,367 shares are directly held by STP XII and 723,688 shares are directly held by SC XII PF. SC XII LLC is the General Partner of each of SC XII and STP XII, and the Managing Member of SC XII PF.

9	Aggregate amount beneficially owned by each reporting person 7,748,275
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 8.1%[1]
12	Type of reporting person OO

[1]	Based on a total of 96,056,561 shares outstanding as of October 31, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2017.

CUSIP No. 60739U204	Schedule 13G	Page 6 of 12

1	Name of reporting person SEQUOIA CAPITAL U.S. GROWTH FUND IV, L.P. (“SCGF IV”)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 597,068
	7	Sole dispositive power 0
	8	Shared dispositive power 597,068
9	Aggregate amount beneficially owned by each reporting person 597,068
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 0.6%[1]
12	Type of reporting person PN

[1]	Based on a total of 96,056,561 shares outstanding as of October 31, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2017.

CUSIP No. 60739U204	Schedule 13G	Page 7 of 12

1	Name of reporting person SEQUOIA CAPITAL USGF PRINCIPALS FUND IV, L.P. (“SCGF IV PF”)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 26,304
	7	Sole dispositive power 0
	8	Shared dispositive power 26,304
9	Aggregate amount beneficially owned by each reporting person 26,304
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 Less than 0.1%[1]
12	Type of reporting person PN

[1]	Based on a total of 96,056,561 shares outstanding as of October 31, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2017.

CUSIP No. 60739U204	Schedule 13G	Page 8 of 11

1	Name of reporting person SCGF IV MANAGEMENT, L.P. (“SCGF IV MGMT”)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
6

Shared voting power

623,372 shares, of which 597,068 shares are directly held by SCGF IV and 26,304 shares are directly held by SCGF IV PF. SCGF IV MGMT is the General Partner of each of SCGF IV and SCGF IV PF.

	7	Sole dispositive power 0
8

Shared dispositive power

623,372 shares, of which 597,068 shares are directly held by SCGF IV and 26,304 shares are directly held by SCGF IV PF. SCGF IV MGMT is the General Partner of each of SCGF IV and SCGF IV PF.

9	Aggregate amount beneficially owned by each reporting person 623,372
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 0.6%[1]
12	Type of reporting person PN

[1]	Based on a total of 96,056,561 shares outstanding as of October 31, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2017.

CUSIP No. 60739U204	Schedule 13G	Page 9 of 12

1	Name of reporting person SC US (TTGP), LTD. (“US TTGP”)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
6

Shared voting power

623,372 shares, of which 597,068 shares are directly held by SCGF IV and 26,304 shares are directly held by SCGF IV PF. US TTGP is the General Partner of SCGF IV MGMT, which is the general partner of SCGF IV and SCGF IV PF.

	7	Sole dispositive power 0
8

Shared dispositive power

623,372 shares, of which 597,068 shares are directly held by SCGF IV and 26,304 shares are directly held by SCGF IV PF. US TTGP is the General Partner of SCGF IV MGMT, which is the general partner of SCGF IV and SCGF IV PF.

9	Aggregate amount beneficially owned by each reporting person 623,372
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 0.6%[1]
12	Type of reporting person OO

[1]	Based on a total of 96,056,561 shares outstanding as of October 31, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2017.

CUSIP No. 60739U204	Schedule 13G	Page 10 of 12

ITEM 1.

(a)	Name of Issuer: MobileIron,Inc.

(b)	Address of Issuer’s Principal Executive Offices:

415 East Middlefield Road

Mountain View, CA 94043

ITEM 2.

(a)	Name of Persons Filing:

Sequoia Capital XII, L.P.

Sequoia Technology Partners XII, L.P.

Sequoia Capital XII Principals Fund, LLC

SC XII Management, LLC

Sequoia Capital U.S. Growth Fund IV, L.P.

Sequoia Capital USGF Principals Fund IV, L.P.

SCGF IV Management, L.P.

SC US (TTGP), Ltd.

SC XII LLC is the General Partner of each of SC XII and STP XII, and the Managing Member of SC XII PF. SCGF IV MGMT is the General Partner of each of SCGF IV and SCGF IV PF. US TTGP is the General Partner of SCGF IV MGMT.

(b)	Address of Principal Business Office or, if none, Residence:

2800 Sand Hill Road, Suite 101

Menlo Park, CA 94025

(c)	Citizenship:

SC XII LLC, SC XII, STP XII, SC XII PF: Delaware

SCGF IV MGMT, SCGF IV, SCGF IV PF, US TTGP: Cayman Islands

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 60739U204

ITEM 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

ITEM 4.	Ownership

SEE ROWS 5 THROUGH 11 OF COVER PAGES

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NOT APPLICABLE

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

NOT APPLICABLE

CUSIP No. 60739U204	Schedule 13G	Page 11 of 12

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

NOT APPLICABLE

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

NOT APPLICABLE

ITEM 10.	CERTIFICATION

NOT APPLICABLE

CUSIP No. 60739U204	Schedule 13G	Page 12 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

Sequoia Capital XII, L.P.
Sequoia Technology Partners XII, L.P.

By:	SC XII Management, LLC
General Partner of each

By:	/s/ Douglas Leone
Douglas Leone, Managing Member

Sequoia Capital XII Principals Fund, LLC

By:	SC XII Management, LLC
its Managing Member

By:	/s/ Douglas Leone
Douglas Leone, Managing Member

SC XII Management, LLC

By:	/s/ Douglas Leone
Douglas Leone, Managing Member

Sequoia Capital U.S. Growth Fund IV, L.P.
Sequoia Capital USGF Principals Fund IV, L.P.

By:	SCGF IV Management, L.P.
General Partner of each

By:	SC US (TTGP), Ltd.
its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Managing Director

SCGF IV Management, L.P.

By:	SC US (TTGP), Ltd.
its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Managing Director

SC US (TTGP), Ltd.

By:	/s/ Douglas Leone
Douglas Leone, Managing Director